AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

VIA EDGAR

Keith A. Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust – Pacific Funds Short Duration Income
(File Nos. 333-61366, 811-10385)

Dear Mr. Gregory:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 9, 2017, concerning Post-Effective Amendment (“PEA”) No. 131 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and PEA No. 135 to the Registration Statement under the Investment Company Act of 1940, as amended, which is filed pursuant to Rule 485(a) under the Securities Act, regarding Pacific Funds Short Duration Income (the “Fund”), an existing series of the Trust.

We note that the SEC staff provided selective review of the Amendment based on the Registrant’s selective review request dated February 9, 2017 and that comments given with respect to one section of the prospectus in that Amendment apply to similar disclosure located elsewhere in the Amendment, unless otherwise noted. The SEC staff also reminded the Registrant on the call that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the staff.

The Amendment was filed primarily for the purpose of registering a new share class, Class T, of the Fund. The Amendment also discloses variations in sales load waivers and discounts that would apply to investors that purchase shares through Merrill Lynch (the “Intermediary”). The Amendment is intended to be used as the prototype amendment for other series of the Trust pursuant to Rule 485(b)(1)(vii) under the Securities Act, and does not raise novel or complex issues of law or policy.

Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

General Comments:

1.	Comment: Please update the ticker symbol for the Class T shares on Edgar.

Response: The ticker symbol will be updated when the share class is launched. If the share class is not launched, the Registrant will not include a ticker symbol for Class T on the prospectus cover.

2.	Comment: Please update and/or complete all missing information in the registration statement.

Response: The Registrant will update and/or complete the necessary information in the registration statement accordingly.

Prospectus Comments:

3.	Comment: Annual Fund Operating Expenses: Footnote 1 to the fee table states that “[t]he expense information has been restated to reflect current fees.” Please explain supplementally why the expense information has been restated.

Response: The expense information in the fee table has been restated to reflect a revised expense limitation arrangement for the Fund that was implemented December 31, 2016 and which effectively lowered the net expense ratio for each share class of the Fund.

4.	Comment: Annual Fund Operating Expenses: The second sentence in footnote 2 to the fee table states: “The agreement will terminate: (i) if the investment advisory agreement is terminated, or (ii) upon approval of the Board of Trustees and prior written notice to the investment adviser.” This disclosure suggests that the expense limitation may not be enforced for one year from the effective date of the registration statement. Please delete the “Less Expense Reimbursement” line item in the fee table and related footnote if the adviser has the right to terminate it prior to July 31, 2018. In addition, please explain how the waiver disclosed in the “Fee Waivers” section on page 15 of the prospectus relates to the fee table presentation and confirm that if that waiver were to reduce the figures in the final line of the fee table, appropriate disclosure would be added to the fee table.

Response: The expense limitation agreement will be revised to remove the provision that terminates the agreement upon the termination of the advisory agreement and the second sentence in footnote 2 to the fee table will be replaced with the following: “The agreement is terminable upon approval of the Board of Trustees and prior written notice to the investment adviser.” The waiver described in the “Fee Waivers” section on page 15 of the prospectus relates to a separate fee waiver agreement that is distinct from the expense limitation agreement described in footnote 2 to the fee table. As described in the “Fee Waivers” section, the waiver has a tiered structure beginning at 0.025% on net assets above $1 billion, and the $ 1 billion threshold has not yet been reached. The Registrant confirms that the fee table will be updated appropriately, in accordance with Instruction 3(e) to Item 3 of Form N-1A, if/when fees are waived pursuant to the terms of the fee waiver agreement.

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

5.	Comment: Annual Fund Operating Expenses: Footnote 2 to the fee table states: “The investment adviser may recoup from the Fund amounts reimbursed in future periods, not to exceed three years from the end of the fiscal year in which the reimbursement took place, provided that the recoupment would not cause the Fund to exceed the expense cap that was in effect at the time of the reimbursement.” Please revise above sentence to state: “The investment adviser may recoup from the Fund amounts reimbursed in future periods, not to exceed three years from the date that the reimbursement took place, provided that the recoupment would be limited to the lesser of: (i) the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment.” See 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please make conforming changes in the disclosure throughout the registration statement.

Response: The Registrant will revise its disclosure accordingly.

6.	Comment: Principal Investment Strategies: Please revise as appropriate the term “generally” with respect to the statement on the Fund’s investment in debt securities located in developed markets. For example, distinguish whether the Fund principally or primarily invests in debt securities issued by non-U.S. entities located in developed markets.

Response: The Registrant will revise its disclosure accordingly.

7.	Additional Summary Information

a. Comment: Purchase and Sale of Fund Shares: The Fund’s disclosure states that “Not all classes are available for direct investment for all Funds.” However, the disclosure should be limited to this Fund only. Please delete or modify the language accordingly.

Response: The Registrant will delete the disclosure.

b. Comment: The Fund’s disclosure responding to Items 6, 7 and 8 of Form N-1A is duplicative of the disclosure in the Fund Summary directly above. Please delete or consolidate the disclosure accordingly.

Response: The Registrant will consolidate the disclosure accordingly.

c. Comment: In the third paragraph under “Purchase and Sale of Fund Shares,” the disclosure states “Purchase and sale orders are executed at the next net asset value (“NAV”), plus or minus any applicable sales charges, determined after an authorized designee of the Trust receives, or the transfer agent of the Trust receives at its processing location in Westborough, MA, the order in proper form (which may not be the day the request is first received at the P.O. Box for any orders sent to the Trust’s

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

P.O. Box).” Please clarify in disclosure who the “authorized designees” of the Trust are and why an order sent in proper form may not be executed on the day it is received at the Trust’s P.O. Box.

Response: The Registrant will revise the disclosure accordingly.

8.	Comment: Additional Risk Information: If the Fund will principally invest in a particular sector, then please consider including a risk specific to that sector. For example, we note that 26% of the Fund’s assets were invested in the financial sector as of March 31, 2016. See Item 9 of Form N-1A.

Response: The Fund does not have a principal investment strategy to focus investment in a particular sector for any given period of time. Rather, as stated in the current principal investment strategies disclosure for the Fund, the manager of the Fund makes sector allocations based on risk/return opportunities relative to the Fund’s investment goal and benchmark weightings. So the Fund’s exposure to any particular sector is not intended to be fixed for an extended period of time. The Fund may not have more than 25% of its assets invested in any particular sector at any given time, and if at times it does, it could fall below 25% shortly thereafter. The Registrant’s current Sector Risk disclosure reflects the risk related to the manager’s strategy of allocating (and adjusting) its sector investments relative to the Fund’s investment goal and benchmark weightings, and acknowledges the possibility of the Fund being invested principally in a sector by providing information about where an investor may obtain most recent publicly available information about the Fund’s sector weightings. The Registrant believes that any prospectus disclosure added to identify a particular sector and related risk to which the Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets up an expectation that a principal investment strategy of the Fund is to invest in the identified sector(s). As such, the Registrant believes that the current disclosure in the Sector Risk is adequate. In light of the staff comment, however, Sector Risk will be added to the summary portion of the prospectus.

9.	Comment: Additional Information About Fees and Expenses: Please delete the information that is duplicative of the information contained in the fee table and examples in the Fund Summary.

Response: The Registrant will delete the disclosure it determines to be duplicative.

10.	Comment: Examples for Class A Shares Purchased at Net Asset Value: Please reference the Appendix in the first sentence that states “Class A shares may be purchased at net asset value (“NAV”) (without an initial sales charge) under certain circumstances — see the Sales Charges – Waivers and Reductions (Class A Shares) subsection within the Overview of the Share Classes section of this Prospectus for eligibility.”

Response: The Registrant will revise the disclosure accordingly.

11.	Overview of the Share Classes:

a.	Comment: Please briefly describe the “shareholder privileges” to which you refer under clause “(iv).”

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

Response: The Registrant will revise the disclosure accordingly.

b.	Comment: In the following sentence, “Because the information in this section about sales charges and waivers and reductions of sales charges is disclosed in this Prospectus and the Trust’s SAI, and both this Prospectus and the SAI are posted on the Pacific Funds website, this information is not separately provided on the website,” please cross-reference to the Appendix where appropriate.

Response: The Registrant will revise the disclosure accordingly.

12.	Comment: Share Class Eligibility: Please revise the disclosure to specify all types of “Institutional Investors” for Class I Shares, as the current disclosure suggests not all types of Institutional Investors are disclosed.

Response: The Registrant will revise the disclosure accordingly.

13.	Comment: Distribution and/or Service Fees: The disclosure appears to indicate that Class A and Class T shares have not adopted a Distribution and Service Plan in accordance with Rule 12b-1. However, the Annual Fund Operating Expenses table indicates that Class A and Class T shares each pay 0.25% for Distribution and/or Service Fees. Please address this inconsistency.

Response: The disclosure in this section states that “A non-12b-1 Service Plan has been adopted for Class A and Class T shares.” Class A and Class T share the same Annual Fund Operating Expenses table as other share classes offered by the Fund that offer a 12b-1 Distribution Plan. The caption in the table describing these fees is intended to cover all share classes offered by the Fund with their differing share class plans and is accordingly labeled “Distribution (12b-1) and/or Service Fees” (emphasis added). Because the caption states that the fee disclosed in the table may be Distribution (12b-1) and/or Service Fees, the Registrant believes the current disclosure is consistent in describing the Class A and Class T service fees.

14.	Sales Charges – Waivers and Reductions (Class A Shares):

a.	Comment: Please delete the sentence that states “In order to obtain waivers and reductions that are not available through your intermediary, you will need to purchase Fund shares directly from the Fund or through another intermediary,” as the Prospectus or Appendix should inform shareholders of the financial intermediaries that currently offer waivers or reductions. Please also delete the sentence that states: “Intermediaries may have different policies and procedures regarding the availability of these waivers and reductions.” Please make conforming changes throughout the Prospectus.

Response: The Registrant will delete this disclosure and make conforming changes throughout the Prospectus as required.

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

b. Comment: Waiver of the Class A Initial Sales Charges: All disclosure that indicates that a waiver or reduction is dependent on whether the intermediary has an agreement with the Trust’s Distributor should be revised to clearly identify all such intermediaries. Identification should be either by name or in such a manner that an investor can clearly identify the intermediary covered by the reduction or waiver. See bullet points 6 and 8 as examples.

Response: The Registrant will delete the disclosure indicating that a waiver or reduction is dependent on whether a financial intermediary has an agreement with the Trust’s Distributor, effectively clarifying that such waiver or reduction categories apply to all financial intermediaries.

c.	Comment: Reduction of Initial Sales Charge: The Letter of Intent Privilege states: “This includes purchases in all account types (e.g., IRA, retail, etc.), and purchases of Class A and C shares by you and your immediate family members.” Please clarify whether “all account types” refers to all accounts held with the Fund only, or all accounts held with the Fund and other financial intermediaries. If appropriate, please specify the types of financial intermediaries to which the disclosure applies. Please make conforming changes to the disclosure with respect to the Rights of Accumulation Privilege.

Response: The Registrant will revise the disclosure accordingly to reflect that the Letter of Intent and Rights of Accumulation Privileges apply whether the shareholder holds shares directly with the Fund or through another financial intermediary. All intermediaries that offer Fund shares are required to abide by the prospectus terms, including these privileges, unless privileges offered by the intermediary varies from that in this section as noted in the prospectus, such as the new Appendix for Merrill Lynch client-specific letters of intent and rights of accumulation privileges. As such, there is no need to distinguish the types of financial intermediaries to which the privileges apply.

d.	Comment: Sales Charges – Waivers and Reductions (Class T Shares): Please delete the disclosure that states “Intermediaries may have different policies and procedures regarding the availability of waivers and reductions.” The Registrant may state that certain intermediaries may be subject to different waivers and reductions, and that these intermediaries and the waivers and reductions applicable to them are shown in the Appendix.

Response: The Registrant will delete this disclosure.

Appendix Comments:

15.	Comment: General—Please confirm: (i) that the Appendix will be posted on the Fund’s website pursuant to Rule 498(e) under the Securities Act; (ii) that Merrill Lynch

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

is the only financial intermediary that has arrangements with the Fund to offer certain waivers, discounts or reduction, and (iii) that the Prospectus and Appendix will be updated when the Fund receives information regarding any changes to sales load, waivers or discounts, or when additional financial intermediaries are included or deleted from Appendix A.

Response: So confirmed.

16.	Comment: First paragraph—Please revise the sentence stating that “Certain intermediaries have different policies and procedures regarding the availability of sales charge waivers and reductions, which are set forth below” by naming Merrill Lynch as the financial intermediary. See IM Guidance Update, No. 2016-06. Please also delete the sentence stating “For waivers and reductions not available through a particular intermediary, you will have to purchase Fund shares directly from the Fund or through another intermediary” consistent with Comment 14a.

Response: The Registrant will revise and delete the requested disclosures accordingly.

17.	Comment: Second paragraph – Please delete the following disclosure: (a) “The following descriptions of sales charge waivers and reductions for a specific financial intermediary and share class(es) are reproduced based on information provided by the financial intermediary that the firm has represented is current as of the date of the prospectus.”; (b) “are subject to change by the financial intermediary”; (c) “Neither the Fund, PLFA nor the Distributor supervise or verify your financial intermediary’s administration or implementation of these waivers and reductions.”; and (d) “along with any updates to the descriptions in this Appendix, and the firm’s related policies and procedures,”.

Response: The Registrant will delete this disclosure.

18.	Comment: Front-End Sales Charge Waivers on Class A Shares Available at Merrill Lynch: Please clarify the meaning of “fund family” in the following sentence: “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).” Please make conforming changes throughout the Appendix. Please also clarify the meaning of level-load.

Response: The term “the fund family” will be revised to refer to “Pacific Funds Series Trust,” the Registrant. The term “level load” will be deleted and replaced with a reference to Class C only.

19.	Comment: Front-End Sales Charge Waivers on Class A Shares Available at Merrill Lynch: To the extent there are differences between the way the Right of Reinstatement operates for purposes of calculating the Merrill Lynch waivers on the one hand, and waivers as disclosed in the prospectus for the Funds more generally, please revise the disclosure in the appendix for the Merrill Lynch waivers to identify the differences.

Response: The Registrant has revised the disclosure accordingly.

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

20.	Comment: Front-End Load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent: To the extent there are differences between the way Rights of Accumulation (“ROAs”) and/or Letters of Intent (“LOIs”) operate for purposes of calculating Merrill Lynch front-end load breakpoints on the one hand, and front-end load breakpoints as disclosed in the prospectus for the Funds more generally, please revise the disclosure in the appendix for the Merrill Lynch ROAs and LOIs to identify the differences.

Response: The Registrant has revised the disclosure accordingly.

Statement of Additional Information (“SAI”) Comments:

21.	Comment: Cover Page: Please explain supplementally how the SAI dates are consistent with the Prospectus date for Pacific Funds Short Duration Income. Please also explain supplementally why the SAI is dated different dates for different share classes of Pacific Funds Short Duration Income.

Response: The final prospectus that will be filed with the post-effective amendment for the Fund incorporating the comments reflected in this letter will be dated April 10, 2017, the date of the post-effective amendment, which will match the final date of the SAI that will be filed with the post-effective amendment for the Fund, April 10, 2017.

22.	Comment: Please update the ticker symbol for Class T of Pacific Funds Short Duration Income.

Response: See response to Comment 1.

23.	Purchases, Redemptions and Exchanges:

a.	Comment: The first sentence in the tenth paragraph in this section states: “Class A or Class C shares of a Fund held by or through an eligible financial intermediary may be converted to Advisor Class shares of the same Fund by the intermediary.” Please define the meaning of an eligible financial intermediary.

Response: The third sentence in that paragraph provides the definition, as follows: “To be eligible for such a conversion, the financial intermediary must: (1) initiate the conversion; (2) hold shares on behalf of investors who meet all eligibility requirements for the share class into which the shareholder is being converted (Advisor Class shares or Class A shares), as described in the applicable Prospectuses and this SAI; (3) structure the conversion as a non-taxable conversion; and (4) provide such additional information as may be requested by the Distributor or Fund, including a written certification that the financial intermediary meets all eligibility requirements for the conversion.” In light of the staff comment, however, the Registrant will replace the term “eligible financial intermediary” with “financial intermediary” in the first two sentences of the paragraph.

Pacific Funds Short Duration Income – SEC Comment Response Letter

April 6, 2017

b.	Comment: The Registrant indicates that Class C shares may be converted to Class A shares of the same Fund at Net Asset Value without an initial sales charge if held by or through an eligible financial intermediary. Please clarify in the disclosure whether this policy applies to all financial intermediaries associated with the Fund, or only intermediaries listed in the Appendix to the Prospectus.

Response: The Registrant will revise the disclosure accordingly.

24.	Comment: Control Persons and Principal Holders of Securities: In the third paragraph, please provide this information as of a date no more than 30 days prior to the date the registration statement was filed.

Response: The Registrant will provide this information as requested.

If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP